UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                       ----------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               LAWGIBB GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                               (CUSIP Number)

                                Wayne N. Bradley
                           Long Aldridge & Norman LLP
                        303 Peachtree Street, Suite 5300
                                Atlanta, GA 30308
                                  (404) 527-4085


           (Name, address, and telephone number of Person Authorized to Receive Notices and Communications)


                                  JULY 23, 1999
                          --------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. | |
                         (Continued on following pages)

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Virgil R. Williams

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      | X |
         (b)      |   |

3.       SEC USE ONLY


4.       SOURCE OF FUNDS
         PF

5.       CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
         TO ITEM 2(d) OR 2(e)     |   |


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

7.       SOLE VOTING POWER
         868,813  (1)

8.       SHARED VOTING POWER
         481,699  (1)

9.       SOLE DISPOSITIVE POWER
         868,813  (1)

10.      SHARED DISPOSITIVE POWER
         481,699  (1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,350,512  (1)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            |   |

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         37.6%

14.      TYPE OF REPORTING PERSON
         IN

         Note (1): The shares shown include (i) 481,699 shares of Common Stock that Virgil R. Williams may acquire upon conversion of 8% Cumulative Convertible Preferred Stock and (ii) an aggregate of 963,398 shares issuable to the reporting persons upon exercise of a warrant (the
         "Warrant") owned jointly by the James M. Williams, Jr. Family Partnership, L.P. (the "Partnership") and Virgil R. Williams. The number of shares of Common Stock issuable upon conversion of Preferred Stock will be reduced by an amount equal to the number of shares of Common Stock actually issued upon exercise of the Warrant. Likewise, the number of shares issuable upon exercise of the Warrant will be reduced by an amount equal to the number of shares of Common Stock actually issued upon conversion of Preferred Stock. Accordingly, the number of shares shown reflects the maximum number of shares of Common Stock issuable upon conversion of the Preferred Stock and/or exercise of the Warrant. Virgil R. Williams is the brother of James M. Williams, Jr., a general partner and the majority owner of the Partnership.


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         James M. Williams, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      | X |
         (b)      |   |
3.       SEC USE ONLY


4.       SOURCE OF FUNDS
         PF

5.       CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
         TO ITEM 2(d) OR 2(e):     |   |


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

7.       SOLE VOTING POWER
         292,014  (1)

8.       SHARED VOTING POWER
         1,051,148  (1)

9.       SOLE DISPOSITIVE POWER
         292,014  (1)

10.      SHARED DISPOSITIVE POWER
         1,051,148  (1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,343,162  (1)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           |---|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         37.4%

14.      TYPE OF REPORTING PERSON
         IN


         Note (1): The shares shown include (i) 481,699 shares of Common Stock that the James M. Williams, Jr. Family Partnership, L.P. (the "Partnership) may acquire upon conversion of 8% Cumulative Convertible Preferred Stock and (ii) an aggregate of 963,398 shares issuable to the reporting persons upon exercise of a warrant (the "Warrant") owned jointly by the Partnership and Virgil R. Williams. The number of shares of Common Stock issuable upon conversion of Preferred Stock will be reduced by an amount equal to the number of shares of Common Stock actually issued upon exercise of the Warrant. Likewise, the number of shares issuable upon exercise of the Warrant will be reduced by an amount equal to the number of shares of Common Stock actually issued upon conversion of Preferred Stock. Accordingly, the number of shares shown reflects the maximum number of shares of Common Stock issuable upon conversion of the Preferred Stock and/or exercise of the Warrant. James M. Williams, Jr. is a general partner of the Partnership and, by reason of his majority interest in the Partnership, controls the right to vote the shares and derivative securities owned by the Partnership and to engage in any action with respect to such shares and derivative securities. James M. Williams, Jr. and Virgil R. Williams are brothers.


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         James M. Williams, Jr. Family Partnership, L.P., successor in interest to James M. Williams, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      | X |
         (b)      |   |

3.       SEC USE ONLY


4.       SOURCE OF FUNDS
         Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e):     |   |

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Georgia

7.       SOLE VOTING POWER
         569,449  (1)

8.       SHARED VOTING POWER
         481,699  (1)

9.       SOLE DISPOSITIVE POWER
         569,449  (1)

10.      SHARED DISPOSITIVE POWER
         481,699  (1)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,051,148  (1)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |---|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         29.3%

14.      TYPE OF REPORTING PERSON
         PN

         Note (1): The shares shown include (i) 481,699 shares of Common Stock that the James M. Williams, Jr., Family Partnership, L.P. (the "Partnership) may acquire upon conversion of 8% Cumulative Convertible Preferred Stock and (ii) an aggregate of 963,398 shares issuable to the reporting persons upon exercise of a warrant (the "Warrant") owned jointly by the Partnership and Virgil R. Williams. The number of shares of Common Stock issuable upon conversion of Preferred Stock will be reduced by an amount equal to the number of shares of Common Stock actually issued upon exercise of the Warrant. Likewise, the number of shares issuable upon exercise of the Warrant will be reduced by an amount equal to the number of shares of Common Stock actually issued upon conversion of Preferred Stock. Accordingly, the number of shares shown reflects the maximum number of shares of Common Stock issuable upon conversion of the Preferred Stock and or exercise of the Warrant. James M. Williams, Jr. is a general partner of the Partnership and, by reason of his majority interest in the Partnership, controls the right to vote the shares and derivative securities owned by the Partnership and to engage in any action with respect to such shares and derivative securities. James M. Williams, Jr. and Virgil R. Williams are brothers.

                                        SECTION 13D

     This Amendment No.2 amends the Schedule 13D, dated May 6, 1997 (the "Schedule 13d") as filed with the Securities and Exchange Commission on May 16, 1997 by Virgil R. Williams and James M. Williams, Jr. as amended by Amendment No.1, dated July 1, 1998, as filed with the Securities and Exchange Commission on March 24, 1999 by Virgil R. Williams, the James M. Williams, Jr. Family
Partnership, L.P., and James M. Williams, Jr. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

Item 4(a) of the Schedule 13D is hereby amended by deleting the second, third and fourth sentences, thereof. Items 5 and 7 of the Schedule 13D are hereby amended in their entirety to read:

Item 5.  Interest in Securities of the Issuer

     (a)      See Items 7 - 13 of the cover pages.

     (b)      See Items 7 - 13 of the cover pages.

     (c) Pursuant to a Stock Option Agreement dated May 6, 1997 (the "Stock Option Agreement"), as amended on September 25, 1997 (the "First Amendment") and on June 29, 1999 (the "Second Amendment"), by and between the Issuer and Virgil
R. Williams, James M. Williams, Jr., and the Partnership (Virgil R. Williams and the Partnership are referred to herein collectively as the "Optionees"), the Optionees were granted the option to purchase at any time on or before December 31, 2006, up to 900,000 shares of Common Stock of the Issuer (such shares hereinafter referred to as the "Option Shares" and the option hereinafter referred to as the "Option"). The Stock Option Agreement provided that on July 1 of each year during the term of the Option the number of Option Shares would be reduced (the "Takeaway") by a number of shares determined pursuant to a formula set forth in the Stock Option Agreement in the event that the Optionees did not purchase all of the Option Shares prior to June 30 of the respective year. In no event would the Takeaway reduce the number of Option Shares available to be purchased pursuant to the Option to less than 200,000 Option Shares.

     On June 30, 1998, pursuant to the Stock Option Agreement, the reporting persons exercised the Option for the purchase of 175,000 Option Shares at $16.50 per share. Because the Optionees did not purchase all of the Option Shares by June 30, 1998, as of July 1, 1998, the Takeaway provision described above resulted in a 140,972 share reduction of the number of Option Shares. As a result, the number of Option Shares beneficially held by the reporting persons was reduced to 584,028 as of July 1, 1998.

     On June 30, 1999, pursuant to the Stock Option Agreement, the reporting persons exercised the Option for the purchase of 584,028 Option Shares at $20.00 per share. As a result, there are no remaining Option Shares beneficially held by the reporting persons as of July 1, 1999 under the Stock Option Agreement.

     On May 21, 1999, Virgil R. Williams purchased 7,350 shares of Common Stock for $16.00 per share directly from a shareholder.

     On April 2, 1999, pursuant to the Plan Option Agreement dated May 6, 1997 (the "Plan Option Agreement"), Virgil R. Williams and the Partnership exercised Options for the purchase of 500 Scheduled Option Shares (the "Scheduled Options", as defined by the Plan Option Agreement) at $12.61 per share. The Partnership and Virgil R. Williams have an interest in the 174,500 remaining Scheduled Options as of July 23, 1999, none of which are currently exercisable.

     (d) The Partnership, James M. Williams, Jr. and Virgil R. Williams acknowledge that they are members of a group.

     (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits

    99.1*    Securities Purchase Agreement dated March 21, 1997.
    99.2*    Preferred Stockholders Agreement dated May 6, 1997.
    99.3*    Restated Articles of Incorporation of LawGibb Group, Inc.
    99.4*    Promissory Note dated March 31, 1997.
    99.5*    Stock Option Agreement dated May 6, 1997.
    99.6*    First Amendment to Stock Option Agreement dated September 25, 1997.
    99.7     Second Amendment to Stock Option Agreement dated June 29, 1999.
    99.8     Plan Option Agreement dated May 6, 1997.
    99.9     Agreement  of filing  persons  relating  to filing of
             joint statement per rule 13(d)-1(k).

         * Previously filed.

                                   SIGNATURE

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete, and correct.


         /s/ Virgil R. Williams                             8/16/99
         Virgil R. Williams                                 Date


         /s/ James M. Williams, Jr.                         8/19/99
         James M. Williams, Jr.                             Date


         /s/ James M. Williams, Jr.                         8/19/99
         James M. Williams, Jr. Family Partnership, L.P.    Date
         By: James M. Williams, Jr., General Partner